Exhibit 99.2

SoftBank Group and Grab Sign Joint Development Agreements to Develop AI Infrastructure in Malaysia

●SoftBank Group and Grab, together with PETROS, announce plans for US$1.85 billion in initial combined seed capital to build AI infrastructure across Sarawak and Peninsular Malaysia
●Projects to be developed in partnership with global investors and hyperscalers, with a long-term target of five gigawatts or more of AI compute capacity, and a vision to move up the AI ecosystem over time

TOKYO and SINGAPORE, November 9, 2026 – SoftBank Group Corp. (TSE: 9984, “SBG”, and together with its subsidiaries and affiliates, the “SoftBank Group”) and Grab Holdings Limited (NASDAQ: GRAB) (“Grab”) today announced the signing of joint development agreements in connection with plans for US$1.85 billion in initial combined seed capital, together with Petroleum Sarawak Berhad (“PETROS”), to develop AI infrastructure in Malaysia.

The collaboration aims to establish AI infrastructure in Malaysia to meet the growing demand for computing capacity across Southeast Asia and globally. Once fully operational, the facilities are expected to be amongst the largest AI infrastructure of their kind in Asia, providing governments, multinational companies and small businesses with reliable access to advanced computing capabilities.

The combined investment forms part of a multi-year plan to develop AI compute capacity across Sarawak and Peninsular Malaysia, with a long-term target of five gigawatts or more. The proposed initial combined seed capital is US$1.85 billion, comprising US$1 billion from SoftBank Group, US$750 million from Grab and US$100 million from PETROS.

The proposed investment will be deployed in stages subject to projects achieving key development and customer contract milestones, and the necessary closing conditions. The parties will also seek additional investors and hyperscaler customers to support project development and expansion.

POWERING SOUTHEAST ASIA'S AI-DRIVEN FUTURE

Research by Google, Temasek and Bain & Company indicates that per capita AI usage across Southeast Asia's six largest economies is currently around one-tenth of the level in the United States, with regional AI usage projected to scale by up to 60-fold by 2030.

[1] Meeting this anticipated demand will require substantial investment in AI infrastructure within the region.

The projects will be developed in close collaboration with Malaysia's Federal Government and the Sarawak Government, aligning with the National AI Action Plan 2026–2030 (AI Nation 2030) to position Malaysia as an inclusive and sustainable AI nation, as well as Sarawak's long-term development aspiration under the Post COVID-19 Development Strategy 2030. The facilities will operate in line with Malaysia’s renewable energy use guidelines, and feature high-efficiency infrastructure designed to reduce water use and reliance on local power grids.

Beyond AI infrastructure development, the parties will explore other areas of mutual interest, including advanced manufacturing in Malaysia. These initiatives are expected to create high-value employment opportunities in engineering, design and technical fields, while supporting the objectives of the National Fourth Industrial Revolution (4IR) Policy and the Malaysia Digital Economy Blueprint (MDEB). They will also help accelerate advanced technology adoption, improve productivity and strengthen the capabilities of Malaysia's workforce.

PROJECT OVERVIEW AND INVESTMENT
The Sarawak project will be jointly developed by SoftBank Group, Grab and PETROS, building on the Framework Agreement signed in Kuching on October 8, 2026. The proposed initial investment in the Sarawak project is US$1 billion, comprising US$800 million from SoftBank Group, US$100 million from Grab and US$100 million from PETROS. Grab has an option to increase its stake, which will cause SoftBank Group’s stake to decrease, albeit with SoftBank Group remaining as the majority shareholder. Further details are set out in the announcement issued by the three parties on November 9, 2026: here

The proposed initial seed capital for the Peninsular Malaysia project is US$850 million, comprising US$650 million from Grab and US$200 million from SoftBank Group. As the project’s founding shareholder, Grab will lead its development and bring in long-term strategic investors as the project scales, diversifying its funding base. Further development is expected to be funded at the project level through third-party equity and non-recourse project financing.

Anthony Tan is expected to oversee the development of both projects and appoint dedicated management teams to run day-to-day operations while continuing to lead Grab and create value for Grab and its ecosystem partners. The Grab Board has reviewed and approved his affiliation with the projects.

Given the parties' mutual interest in developing the AI ecosystem in Malaysia, SoftBank Group has agreed in principle to a five-year lock-up in respect of Grab shares that will be held directly by an entity within SoftBank Group, with the lock-up to take effect in accordance with the agreed terms and subject to customary exceptions.

[1] Google, Temasek and Bain & Company, e-Conomy SEA 2026: report

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About SoftBank Group Corp.
The SoftBank Group invests in breakthrough technology to improve the quality of life for people around the world. The SoftBank Group is comprised of SoftBank Group Corp. (TSE: 9984), an investment holding company that includes stakes in AI, smart robotics, IoT, telecommunications, internet services, and clean energy technology providers, as well as a majority stake in Arm, which is building the future of computing; and the SoftBank Vision Funds, which are investing to help transform industries and shape new ones. To learn more, please visit https://group.softbank/en.

About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people every day to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore, GXBank in Malaysia and Superbank in Indonesia, as well as retail wealth management and investment services through Stash in the United States. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

For media queries, please contact:
SoftBank Group Corp.: sbpr@softbank.co.jp
Grab: press@grab.com

Forward-Looking Statements

This press release contains statements other than statements of historical fact, or “forward-looking statements,” including those that may fall within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, where applicable. Some of these forward-looking statements can be identified by the use of words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity,” “potential,” or other similar expressions. Such statements include, without limitation, statements regarding the development of AI infrastructure projects in Sarawak and Peninsular Malaysia, the work plan, governance and staged funding under the joint development agreements, the formation and capitalisation of the joint venture entities, cooperation among SoftBank Group, Grab (together, the “Companies”) and PETROS, contributions by the parties to the projects, and the expected benefits of the initiative. These statements are based on the views, expectations and assumptions of the relevant Company or Companies as of the date of this press release and therefore should not be relied upon as necessarily indicative of future results.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by these statements. These factors include, but are not limited to:

(i) the possibility that the parties will not enter into definitive agreements, that the joint venture entities will not be formed, or that the projects will not proceed on the contemplated terms or at all;
(ii) uncertainties relating to the outcome of due diligence, each party's internal approvals, required governmental or regulatory approvals and permits in Malaysia or other relevant jurisdictions, and financing for the projects;
(iii) the possibility that suitable land, competitively priced and reliable power, connectivity, or contracted customer demand will not be secured, or that milestones required to release development funding will not be met;
(iv) changes in demand for or pricing of AI compute and related services, technological developments, competition, or other market conditions;
(v) the possibility that technical, commercial or regulatory assessments will show that the projects are not feasible or cannot be implemented at the contemplated scale or within the contemplated timeframe;
(vi) the possibility that the initiative will require substantial capital and resources to succeed, and that it may not succeed or deliver the expected benefits even if such capital and resources are committed; and
(vii) changes in applicable laws, regulations or government policies.

The joint development agreements contain binding development and funding obligations, but the formation of the joint venture entities and the terms of each party's investment remain subject to definitive agreements and the conditions described above. You should also consider the risks concerning Grab described in Grab's annual report on Form 20-F for the year ended December 31, 2025 and other filings with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. None of the Companies undertakes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.